Exhibit 21

Subsidiaries of the Registrant

The following is a list of subsidiaries of Sears Holdings Corporation, the names under which such subsidiaries do business, and the state or country in which each was organized, as of January 30, 2010. The list does not include subsidiaries which would not, if considered in the aggregate as a single subsidiary, constitute a significant subsidiary within the meaning of Item 601(b)(21)(ii) of Regulation S-K.

Names	State or Other Jurisdiction of Organization
Consolidated Subsidiaries:
KCD IP, LLC	Delaware
Kmart Corporation	Michigan
Kmart Holding Corporation	Delaware
Kmart Management Corporation	Michigan
Lands’ End, Inc.	Delaware
Sears Brands, L.L.C.	Illinois
Sears Canada Inc.(1)	Canada
Sears Financial Holding Corporation	Delaware
Sears Holdings Global Sourcing Limited	Hong Kong
Sears Holdings Management Corporation (2)	Delaware
Sears Home Improvement Products, Inc.	Pennsylvania
Sears Outlet Stores, L.L.C.	Delaware
Sears Protection Company	Illinois
Sears Reinsurance Company, Ltd.	Bermuda
Sears Roebuck Acceptance Corp.	Delaware
Sears, Roebuck and Co.	New York
Sears, Roebuck de Puerto Rico, Inc.	Delaware

(1)

Shares are owned directly or indirectly (through SHLD Acquisition Corp., a Nova Scotia unlimited liability company) by Sears Canada Holdings Corp., a Delaware corporation, which is a wholly-owned subsidiary of Sears International Holdings Corp., a Delaware corporation, which in turn is a wholly-owned subsidiary of Sears, Roebuck and Co.

(2)	Shares are owned by Sears, Roebuck and Co. and Kmart Management Corporation.